              Exhibit 11

Avalon Development Corp. P.O. Box 80268 Fairbanks, Alaska 99708 Phone: 907-457-5159 Fax: 907-455-8069 Email: avalon@alaska.net Web site: www.avalonalaska.com

CONSENT OF AUTHOR

To:

BC Securities Commission

Alberta Securities Commission

Ontario Securities Commission

I, Curtis Freeman, do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report dated March 31, 2009 and titled “EXECUTIVE SUMMARY REPORT FOR THE GOLDEN SUMMIT PROJECT, FAIRBANKS, MINING DISTRICT, ALASKA’ and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the AIF of Freegold Ventures Limited to be filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the AIF of Freegold Ventures Limited contains any misrepresentation of the information contained in the Technical Report.

Dated this 31st day of March 2009

Signature of Qualified Person

Seal or Stamp

Curtis J. Freeman, CPG #690